REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders
April 27, 2005

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation”) was held on April 27, 2005 in New York, New York, U.S.A. At this meeting, there were 203 shareholders represented in person or by proxy holding 104,667,793 Common shares (the “Common Shares”), representing 67.28% of the issued and outstanding Common Shares and 16 shareholders represented in person or by proxy holding 6,171,208 Class A Redeemable Voting Preferred Shares (the “Preferred Shares”), representing 97.77% of the issued and outstanding Preferred Shares.

The following is a summary of the votes cast by the Common and Preferred shareholders represented at this meeting.

Special Resolution authorizing an amendment to the Corporation’s Articles to fix the number of directors at 13

The Special Resolution authorizing an amendment to the Corporation’s Articles to fix the number of directors at 13 (Schedule A of Management Proxy Circular) was approved by a majority of both the Preferred and Common shareholders. Management received proxies to vote on this special resolution as follows:

			% of Votes		% of Votes
			Cast by		Cast by
Class	Outcome	Votes For	Proxy	Votes Against	Proxy

Preferred shareholders	Carried	6,171,192	100%	Nil	Nil
Common shareholders	Carried	104,091,969	Over 99%	425,319	Less than 1%

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors as follows:

		% of Votes
		Cast by
Class	Votes For	Proxy

Preferred shareholders	6,171,192	100%
Common shareholders	104,515,186	100%

With respect to the election of directors, the Corporation’s Articles of Incorporation, as amended, state that each Preferred Shareholder and each Common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

The allocation of the votes among the elected directors is as follows:

2

Class	Director	Votes For

Preferred shareholders	Gordon E. Arnell	13,319,399
	William T. Cahill	44,335
	Richard B. Clark	13,319,399
	Jack L. Cockwell	13,319,399
	J. Bruce Flatt	13,319,399
	Roderick D. Fraser	44,335
	Lance Liebman	43,919
	Paul D. McFarlane	44,335
	Allan S. Olson	44,335
	Sam Pollock	13,319,399
	Robert L. Stelzl	43,919
	William C. Wheaton	44,335
	John E. Zuccotti	13,318,983

Class	Director	Votes For[1]

Common shareholders	Gordon E. Arnell	196,578,196
	William T. Cahill	25,565,747
	Richard B. Clark	196,583,194
	Jack L. Cockwell	192,909,742
	J. Bruce Flatt	201,277,962
	Roderick D. Fraser	25,564,682
	Lance Liebman	25,565,980
	Paul D. McFarlane	25,565,980
	Allan S. Olson	25,565,980
	Sam Pollock	195,811,097
	Robert L. Stelzl	25,564,682
	William C. Wheaton	25,565,980
	John E. Zuccotti	196,578,196

1 There were 2,605 votes withheld.

Confirmation of New By-Laws

The resolution to confirm the new By-Laws (Schedule B of Management Proxy Circular) was approved by a majority of the Preferred and Common shareholders. Management received proxies to vote on this resolution as follows:

			% of Votes		% of Votes
			Cast by		Cast by
Class	Outcome	Votes For	Proxy	Votes Against	Proxy

Preferred shareholders	Carried	6,170,888	Over 99%	320	Less than 1%
Common shareholders	Carried	102,608,491	Over 99%	427,579	Less than 1%

Appointment of Auditors

The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Preferred and Common shareholders. Management received proxies to vote on this resolution as follows:

			% of Votes		% of Votes
			Cast by		Cast by
Class	Outcome	Votes For	Proxy	Votes Against	Proxy

Preferred shareholders	Carried	6,171,192	100%	Nil	Nil
Common shareholders	Carried	104,090,678	100%	Nil	Nil

There were no other matters coming before the meeting that required a vote by either the Preferred or Common shareholders.

BROOKFIELD PROPERTIES CORPORATION
/s/ “Brett M. Fox”
Brett M. Fox
Date: May 11, 2005	Assistant Secretary